Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL REPORT   •   RAPPORT FINANCIER  •  FINANZBERICHT

Novartis delivers strong innovation in 2012, offsetting patent expirations; next growth phase expected to begin in 2013

•	Group net sales up 2% in constant currencies1 (cc) in fourth quarter despite patent expirations; flat (cc) over full year

o	Fourth quarter net sales reached USD 14.8 billion (0%, +2% cc); full year net sales were USD 56.7 billion (-3%, 0% cc)

o	Core1 operating income rose 3% (+5% cc) to USD 3.7 billion in the fourth quarter; for full year, core operating income was USD 15.2 billion (-5%, -2% cc)

o	Core EPS was USD 1.27 (+3%, +4% cc) in fourth quarter, USD 5.25 (-6%, -3% cc) in full year

o	Free cash flow1 reached USD 3.5 billion for fourth quarter, USD 11.4 billion for full year

o	Dividend of CHF 2.30 per share proposed for 2012; 16th consecutive increase

•	Strong momentum from innovation, growth and productivity continues

o
17 major approvals in 2012, including Afinitor in advanced breast cancer in the US and EU, Jakavi for myelofibrosis in the EU and Dailies Total1 in the US; Bexsero, our breakthrough meningococcal serogroup B vaccine, received a positive CHMP opinion in the fourth quarter

o	Recently launched products grew 13% to USD 16.3 billion or 29% of Group net sales for the full year; Gilenya attained blockbuster status with USD 1.2 billion in full-year sales

o
Industry-leading pipeline with over 200 projects in clinical development, including 138 in Pharmaceuticals; over next 2 years, Novartis anticipates 24 pivotal study readouts and up to 20 filings and 18 potential approvals in Pharmaceuticals alone

•	Strong progress in quality remediation; Sandoz site in Broomfield, Colorado achieved upgraded compliance status from FDA in fourth quarter

•	Proposed changes to Novartis Board of Directors

o
Having served in leadership positions as CEO and Chairman of Novartis for 17 years, Dr. Daniel Vasella has decided not to stand for re-election to the Novartis Board of Directors at the company’s Annual General Meeting (AGM) on February 22, 2013. Dr. Jörg Reinhardt is proposed as the new Director of Novartis AG and designated non-executive Chairman of the Board of Directors, effective as of August 1, 2013. During the transition period, current Vice-Chairman Prof.  Dr. Ulrich Lehner will lead the Board on an ad interim basis

o
Dr. Verena Briner, Dr. Charles Sawyers, and Mr. William Winters are also proposed to become members of the Novartis Board of Directors for election at the AGM. As previously announced, Ms. Marjorie Yang has taken the decision not to stand for re-election

•	Outlook

o	Novartis expects 2013 sales to be in line with 2012 in constant currencies, after absorbing impact of generic competition which could amount to as much as USD 3.5 billion

o	2013 core operating income (cc) expected to decline in mid-single digits

o	Next growth phase expected to begin in 2013, resulting in 2014 and 2015 expected reported sales growth of at least mid-single digits, with core operating income growing ahead of sales

1 Core results, constant currencies, and free cash flow are non-IFRS measures. An explanation of these non-IFRS measures and reconciliation tables can be found beginning on page 45 of the Condensed Financial Report.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies.

Key figures
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	14 828	14 781	0	2	56 673	58 566	-3	0
Operating income1	2 481	1 317	88	94	11 511	10 998	5	8
Net income	2 082	1 210	72	77	9 618	9 245	4	7
EPS (USD)	0.84	0.49	71	79	3.93	3.83	3	6
Free cash flow2	3 513	3 909	-10		11 383	12 503	-9
Core2
Operating income	3 674	3 550	3	5	15 160	15 909	-5	-2
Net income	3 102	3 011	3	5	12 811	13 490	-5	-3
EPS (USD)	1.27	1.23	3	4	5.25	5.57	-6	-3

1 Q4 2012 operating income growth reflects the impact of higher exceptional charges in the 2011 period of USD 1.0 billion, principally due to USD 0.9 billion as a result of exceptional charges relating to Tekturna/Rasilez.
2 Core results, constant currencies, and free cash flow are non-IFRS measures. An explanation of these non-IFRS measures and reconciliation tables can be found beginning on page 45 of the Condensed Financial Report.

Basel, January 23, 2013 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
 “Novartis maintained strong momentum in innovation in 2012, securing 17 major approvals and significantly advancing promising pipeline projects. Our pipeline is expected to deliver a record number of near-term approvals and filings, and with our strong global commercial capacity we anticipate 14 products to reach blockbuster status by 2017, up from 8 in 2012. After our 2013 patent expirations are behind us, our relentless focus on innovation, growth, and productivity is expected to result in Group net sales growth of at least mid-single digits in both 2014 and 2015, with core operating income growing ahead of sales. I want to thank Daniel Vasella for his leadership and expertise which guided Novartis to become one the world’s leading healthcare companies. I look forward to continuing to work with the Board as we embark on a new phase of dynamic growth.”

Commenting on his decision, Dr. Vasella, Chairman of Novartis, said: “Novartis is solidly on course to navigate the volatility and uncertainties of today’s economic environment. I am confident in the leadership of Joe Jimenez and his top team, the company’s strategy with its commitment to innovation, and the course charted to strengthen Novartis as one of world’s leading healthcare companies. I have therefore concluded that after 25 years with the company, the time is right for me to ensure a smooth transition. The Board proposes Dr. Jörg Reinhardt, a very experienced healthcare executive with deep knowledge of the company, as non-executive Chairman to lead the Board of Directors. I also want to thank current Vice-Chairman Prof. Dr. Ulrich Lehner for his willingness to lead the Board ad interim.”

Commenting on the proposed change in Chairman of the Novartis Board of Directors, current Vice-Chairman Prof. Dr. Ulrich Lehner said: “We regretfully accept the decision of Dr. Daniel Vasella not to stand for re-election at the next Annual General Meeting. Dr. Vasella has played an unparalleled role in shaping today’s healthcare industry. Under his leadership, Novartis set a high bar to discover medicines that could change the practice of medicine and impact the lives of millions of patients. Thanks to his vision and his leadership, Novartis progressed to become among the most admired companies.”

GROUP REVIEW

Fourth quarter

Group net sales and core operating income grew despite generic competition for Diovan
Group net sales reached USD 14.8 billion (0%, +2% cc) in the fourth quarter. Currency had a negative impact of 2 percentage points.

Portfolio rejuvenation continued to drive overall growth for the Group, as recently launched products grew 17% over the previous-year quarter to USD 4.3 billion. These products, which include Lucentis, Gilenya, Afinitor and Tasigna, contributed 29% of Group net sales, up from 25% in the year-ago period, and more than offset the impact of generic competition in the quarter of USD 0.6 billion.

Group operating income increased 88% (+94% cc) to USD 2.5 billion, driven mainly by Pharmaceuticals and Alcon. Core operating income was up 3% (+5% cc) to USD 3.7 billion. The adjustments made to Group operating income to arrive at core operating income amounted to USD 1.2 billion (2011: USD 2.2 billion). Net adjustments in 2012 were lower principally as a result of the exceptional charges in 2011 of USD 0.9 billion relating to Tekturna/Rasilez. Operating income margin increased by 7.8 percentage points to 16.7% of net sales. Core operating income margin in constant currencies increased by 0.8 percentage points to 24.8% of net sales.

Group net income increased 72% (+77% cc) to USD 2.1 billion, broadly in line with operating income. EPS of USD 0.84 was up 71% (+79% cc) over the prior-year EPS of USD 0.49.

Group core net income rose 3% (+5% cc) to USD 3.1 billion, in line with core operating income. Core EPS was up 3% (+4% cc) to USD 1.27.

Free cash flow was USD 3.5 billion for the quarter compared to USD 3.9 billion in 2011.

Pharmaceuticals delivered another quarter of growth despite the impact of generic competition (including the loss of exclusivity for Diovan HCT in the US at the end of the third quarter). Net sales were USD 8.3 billion (0%, +1% cc), with strong volume growth of 8 percentage points more than absorbing the negative impact of generic competition (USD 0.6 billion, -7 percentage points). Pricing had no significant impact. Products launched since 2007 generated USD 3.1 billion or 38% of net sales, growing 26% in constant currencies over the same period last year.

Pharmaceuticals operating income increased 133% (+141% cc) to USD 1.9 billion primarily as a result of exceptional charges taken in 2011 of USD 0.9 billion relating to Tekturna/Rasilez. Pharmaceuticals core operating income was unchanged at USD 2.3 billion (0%, +1% cc). Core operating income margin in constant currencies increased by 0.1 percentage points. Currency was neutral, resulting in a core operating income margin of 27.6%.

Alcon net sales expanded 6% (+8% cc) to USD 2.6 billion in the fourth quarter, with solid growth in all three franchises. The Surgical franchise (+8%, +10% cc) benefited from strong surgical equipment sales, growth in intraocular lenses (IOLs), and Emerging Growth Markets. Ophthalmic Pharmaceuticals (+5%, +7% cc) was led by solid sales of the Systane (Dry Eye) family and fixed combination glaucoma products in non-US markets, partially offset by weaker sales of Travatan (Glaucoma) in the US. Vision Care grew 4% (+6% cc) as a result of solid sales of contact lenses and weak multi-purpose product sales in the previous-year quarter.

Alcon operating income increased 37% (+43% cc) to USD 323 million. The adjustments made to the division’s operating income to arrive at core operating income amounted to USD 0.6 billion (2011: USD 0.6 billion). Core operating income increased by 13% (+15% cc) to USD 899 million as a result of sales growth, productivity gains and the realization of post-integration synergies. Core operating income margin in constant currencies increased by 2.3 percentage points; currency had a negative impact of 0.2 percentage points, resulting in a core operating income margin of 34.9% of net sales.

Sandoz net sales grew 4% (+6% cc) over the prior-year period to USD 2.4 billion. Fougera contributed 7 percentage points of growth from four months of sales reported in the fourth quarter. Excluding Fougera, volume was flat and price had a negative impact of 1 percentage point. Lower enoxaparin sales in the US were partially offset by strong double-digit sales growth in Central and Eastern Europe, Latin America and biosimilars, as well as high single-digit sales in Western Europe and Asia.

Sandoz operating income decreased 28% (-29% cc) to USD 284 million primarily as a result of an exceptional gain of USD 106 million recorded in 2011. Core operating income was USD 414 million (+1%, +1% cc). Core operating income margin in constant currencies decreased by 0.8 percentage points as a result of higher quality and manufacturing costs and continued investment in our biosimilars and respiratory pipeline. A favorable currency impact of 0.3 percentage points resulted in a core operating income margin of 17.3% of net sales.

Vaccines and Diagnostics net sales of USD 628 million were down 6% (-5% cc), impacted by higher pre-pandemic sales and diagnostics shipments in the fourth quarter of 2011. Operating income decreased 2% (-8% cc) to USD 41 million. Core operating income declined 2% (-5% cc) to USD 99 million, resulting in a core operating income margin of 15.8% of sales.

Consumer Health, which includes OTC and Animal Health, declined 11% (-10% cc) to USD 961 million, impacted by the continuing absence of shipments from the Lincoln, Nebraska manufacturing site. In the fourth quarter, OTC re-launched ExcedrinMigraine, Triaminic and LamisilAT in the US, and in January 2013 began shipping ExcedrinExtra Strength. Operating loss amounted to USD 12 million. Core operating income declined 86% (-84% cc) to USD 23 million and core operating income margin declined to 2.4% of net sales.

Full year

Group net sales held steady as recently launched products absorbed patent expiries
Group net sales amounted to USD 56.7 billion (-3%, 0% cc). Currency had a negative impact of 3 percentage points as a result of the strengthening of the dollar against most currencies. Recently launched products grew 13% and contributed USD 16.3 billion or 29% of Group net sales, up from 25% a year ago.

Group operating income was USD 11.5 billion (+5%, +8% cc). Currency had a negative impact of 3 percentage points as the dollar strengthened against most currencies. Group core operating income declined to USD 15.2 billion (-5%, -2% cc). The adjustments made to Group operating income to arrive at core operating income amounted to USD 3.6 billion (2011: USD 4.9 billion). Core operating income margin in constant currencies decreased by 0.7 percentage points. A positive currency impact of 0.2 percentage points resulted in a core operating income margin of 26.7% of net sales.

Group net income was USD 9.6 billion (+4%, +7% cc), in line with operating income. EPS increased by 3% (+6% cc) to USD 3.93.

Core net income was down 5% (-3% cc) to USD 12.8 billion, in line with core operating income. Core EPS declined 6% (-3% cc) to USD 5.25.

Free cash flow reached USD 11.4 billion for the full year, down 9% from the previous year principally due to higher investments in property, plant and equipment as well as in intangible and other financial assets and lower proceeds from the sale of intangible assets.

Pharmaceuticals delivered USD 32.2 billion (-1%, +2% cc) in net sales, driven by 8 percentage points of volume growth, more than offsetting the negative impact of generic competition (USD 1.9 billion, -6 percentage points). Pricing had a slightly negative impact. Recently launched products grew 28% in constant currencies and contributed USD 11.4 billion or 35% of total net sales for the division compared to 28% in 2011.

Pharmaceuticals operating income increased 16% (+19% cc) to USD 9.6 billion primarily as a result of the exceptional charges taken in 2011 of USD 0.9 billion in relation to Tekturna/Rasilez. Core operating income grew 2% (+5% cc) to USD 10.2 billion. In constant currencies, core operating income margin increased by 0.7 percentage points due to continuing productivity efforts and the growth in recently launched products, more than offsetting the adverse mix effect of generic competition. Currency had a positive impact of 0.2 percentage points, resulting in a core operating income margin of 31.8% of net sales.

Alcon net sales expanded 3% (+5% cc) to USD 10.2 billion for the year, driven by sales growth across its Surgical (+5%, +8% cc), Ophthalmic Pharmaceuticals (+2%, +5% cc) and Vision Care (+1%, +4% cc) franchises.

Operating income was USD 1.5 billion (0%, +6% cc). Core operating income grew by 6% (+9% cc) to USD 3.7 billion. The adjustments made to the division’s operating income to arrive at core operating income amounted to USD 2.2 billion (2011: USD 2.0 billion). Core operating income margin increased by 1.1 percentage points in constant currencies. Currency was neutral, leading to a core operating income margin of 36.2% of net sales.

Sandoz net sales decreased by 8% (-4% cc) in 2012 to USD 8.7 billion as a result of declines in the US retail generics and biosimilars (-17% cc) and Germany (-7% cc), partly offset by double-digit sales growth in biosimilars (+36% cc), rest of Western Europe (+10% cc) and Asia (+17% cc). Total sales volume decreased 1 percentage point and price erosion was 5 percentage points primarily due to increased competition on US sales of enoxaparin (USD 451 million in 2012 compared to USD 1.0 billion in 2011). Fougera contributed 2 additional percentage points of growth from the inclusion of approximately five months of sales in 2012.

Operating income decreased 23% (-24% cc) to USD 1.1 billion. Core operating income declined 22% (-21% cc) to USD 1.5 billion. In constant currencies, core operating income margin decreased by 3.7 percentage points as a result of lower sales and higher investments in quality assurance, manufacturing and development of future biosimilars and respiratory products. A favorable currency impact of 0.7 percentage points resulted in a core operating income margin of 17.3% of net sales.

Vaccines and Diagnostics net sales were USD 1.9 billion (-7%, -4% cc) for 2012 compared to USD 2.0 billion in 2011, which was positively impacted by bulk pediatric shipments and a one-time pre-pandemic sale. Operating loss was USD 250 million compared to a loss of USD 249 million in the previous year. Core operating loss for the year was USD 75 million compared to an income of USD 135 million in 2011.

Consumer Health net sales declined 19% (-16% cc) to USD 3.7 billion, mainly due to the continuing absence of shipments from the Lincoln, Nebraska manufacturing site. Operating income decreased 93% (-89% cc) to USD 48 million. Core operating income decreased 82% (-78% cc) to USD 159 million and core operating income margin decreased by 14.6 percentage points to 4.3% of net sales due to Lincoln and costs related to the upgrades at the site.

Executing on innovation, growth and productivity

Novartis is the only healthcare company globally with leading positions in pharmaceuticals, eye care, generics, vaccines and diagnostics, over-the-counter medicines and animal health. We aim to take advantage of promising opportunities across these segments of the healthcare industry, while mitigating risks and challenges in any one segment. The success of this strategy requires a consistent focus on three core priorities: (1) innovation to meet the evolving needs of patients across the healthcare spectrum; (2) growth from the rejuvenation of our portfolio and expansion in new and emerging markets; and (3) productivity to invest for the future and increase returns to shareholders. In each of these areas – innovation, growth and productivity – we made significant progress in 2012.

Innovation: Strong momentum across the portfolio continued in the fourth quarter

Novartis has an industry-leading pipeline with over 200 projects in clinical development, including 138 in Pharmaceuticals. Over the next 2 years, Novartis anticipates 24 pivotal study readouts (13 in 2013) and up to 20 filings and 18 potential approvals in Pharmaceuticals alone.

Key highlights from the fourth quarter are included below.

New approvals and positive opinions

•	Bexsero approved in EU and Flucelvax approval in US advance Vaccines portfolio
In January, Bexsero, our breakthrough meningococcal serogroup B (MenB) vaccine, received EU approval for use in individuals from two months of age and older. Bexsero is the first and only broad coverage MenB vaccine to help protect all age groups, including infants, who are at the greatest risk of infection. Flucelvax, the first cell-culture vaccine to help protect against seasonal influenza in the US, received FDA approval for use in adults 18 years of age and older.

•	Signifor approved by FDA for patients with Cushing’s disease
The FDA also approved Signifor (pasireotide) as a treatment for adult patients with Cushing’s disease for whom pituitary surgery is not an option or has not been curative. Signifor is the first medicine to be approved in the US that addresses the underlying mechanism of Cushing’s disease.

•	Jetrea recommended for approval in EU
In January, the EMA’s CHMP adopted a positive opinion for Jetrea (ocriplasmin) to treat sight-threatening vitreomacular traction and macular hole. Alcon acquired the rights to commercialize Jetrea outside the US from ThromboGenics.

•	Ilaris recommended for approval in EU for gouty arthritis
In January, the EMA’s CHMP adopted a positive opinion for Ilaris (canakinumab) for the symptomatic treatment of patients with frequent gouty arthritis attacks in whom non-steroidal anti-inflammatory drugs and colchicine are contraindicated, are not tolerated, or do not provide an adequate response, and in whom repeated courses of corticosteroids are not appropriate.

•	Votubia approved in EU for kidney tumors associated with tuberous sclerosis
The EMA approved a new indication of Votubia (everolimus) for the treatment of patients with non-cancerous kidney tumors associated with tuberous sclerosis complex (TSC) who are at risk of complications but do not require immediate surgery.

•	Exjade approved in EU for iron overload in non-transfusion-dependent thalassemia
The EMA approved a new indication of Exjade (deferasirox) as a treatment for chronic iron overload when deferoxamine therapy is contraindicated or inadequate in patients aged 10 years or older with non-transfusion-dependent thalassemia (NTDT) syndromes.

•	Exelon Patch line extension recommended for approval in EU
The EMA’s CHMP issued a positive opinion for the approval of the 13.3 mg/24h (15cm²) Exelon Patch (rivastigmine transdermal system) line extension for the symptomatic treatment of patients with mild-to-moderately severe Alzheimer’s disease dementia.

Regulatory submissions and filings

•	Data of RLX030 in acute heart failure results in EU submission in December
Phase III RELAX-AHF study showed that at six months, RLX030 (serelaxin) improved symptoms and reduced mortality by 37% in patients with acute heart failure (AHF). Nearly a quarter of patients with AHF currently die within a year of admission to the hospital. Based on the findings of the RELAX-AHF study, Novartis submitted to the EU in December, and plans to file in the US in the first half of 2013.

Results from ongoing trials

•	Long-term Phase III data showed Tasigna achieves deeper molecular response versus Glivec
New two-year data from ENESTcmr and four-year data from ENESTnd trials further established the benefits of Tasigna (nilotinib) compared to Glivec (imatinib) in the treatment of patients with Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML). The results showed that both newly diagnosed patients and those switching to Tasigna after long-term treatment with Glivec achieved deeper molecular response with Tasigna. A robust clinical trial program evaluating the possibility of treatment-free remission in CML, which means sustaining deep molecular response after stopping therapy, is due to initiate in early 2013.

•	New data showed Jakavi reduces myelofibrosis burden, suggests overall survival advantage
Long-term data from two Phase III studies in myelofibrosis showed that treatment with Jakavi (ruxolitinib) resulted in sustained reductions in spleen size, a hallmark of myelofibrosis, while also improving quality of life and showing an overall survival advantage compared to placebo or the best available therapy. The results further support global regulatory filings for Jakavi (currently available in more than 30 countries including the EU and Canada) already underway.

•	New Phase I/II studies of CTL019 show promise in treatment of advanced blood cancers
As part of our collaboration with the University of Pennsylvania, we initiated Phase I and II studies for novel investigational treatment CTL019 (formerly known as CART-19) in patients with chronic lymphocytic leukemia (CLL) and relapsed refractory acute lymphoblastic leukemia (ALL). Data from twelve patients with advanced CLL or ALL showed that two-thirds had a response and that two of the first three patients treated remain healthy and in full remission more than two years after treatment.

•	Certican study shows promise for liver transplant patients
Two-year results from the largest Phase III study ever conducted in liver transplantation showed that Certican (everolimus) with reduced exposure to tacrolimus provided comparable efficacy to the control arm and superior renal function than previously seen at 12 months.

•	Phase II studies of ACZ885 showed rapid, strong symptom relief for orphan diseases
Two Phase II trials of ACZ885 (canakinumab) in diseases characterized by periodic fevers – one in Familial Mediterranean Fever (FMF) and one in tumor necrosis factor receptor-associated periodic syndrome (TRAPS) – met their primary endpoints. The results demonstrated reductions in disease attack frequency, maintenance of symptom relief, normalization of blood markers of inflammation, and improvement in quality of life.

Growth: Rejuvenated portfolio and continued expansion in Emerging Growth Markets

Recently launched products continued to drive growth
In the fourth quarter, recently launched products across the portfolio grew 17% to USD 4.3 billion or 29% of Group net sales, up from 25% a year ago. In the full year, they contributed USD 16.3 billion or 29% of Group net sales, up from 25% in 2011. Highlights include:

•
Gilenya, our breakthrough multiple sclerosis (MS) treatment, continued its strong growth trajectory in the fourth quarter and attained blockbuster status with full year sales of USD 1.2 billion (+147% cc). Sales in the fourth quarter were USD 349 million (+74% cc). The once daily treatment represents a major advance in the treatment of MS, a chronic debilitating disease, as evidenced by the more than 53,000 patients currently being treated with Gilenya globally.

•
Lucentis also continued to show strong growth (USD 634 million in the fourth quarter, +17% cc; USD 2.4 billion in the full year, +22% cc) as the only therapy of its kind licensed in many countries across three ocular indications: wet age-related macular degeneration, visual impairment due to diabetic macular edema, and visual impairment due to macular edema secondary to retinal vein occlusion.

•
Afinitor grew strongly in the fourth quarter (USD 273 million, +108% cc) and full year (USD 797 million, +85% cc), benefitting from its five approved indications in the US and EU. A key growth driver in the Oncology portfolio, Afinitor has the potential to exceed sales of USD 2 billion in breast cancer alone by 2017.

•
Tasigna continued to gain market segment share as a potent second-generation targeted therapy for chronic myeloid leukemia (CML). Now representing 26% of our CML franchise, Tasigna delivered sales of USD 291 million in the fourth quarter and USD 1.0 billion in the full year, up 43% and 44% respectively over 2011.

•
Galvus (USD 255 million in the fourth quarter, +33% cc; USD 910 million in the full year, +43% cc) delivered strong growth in key markets, particularly in Europe, Japan, Latin America and Asia Pacific, as an oral treatment for type 2 diabetes.

Continued strong performance in Emerging Growth Markets
Net sales in our Emerging Growth Markets – which include all markets except the US, Canada, Western Europe, Australia, New Zealand and Japan – grew 7% (cc) in the fourth quarter, contributing USD 3.7 billion or 25% to Group net sales. Key growth drivers included China (+22% cc) and India (+20% cc). Pharmaceuticals sales in Emerging Growth Markets grew 4% (cc) in the quarter. For the full year, Emerging Growth Markets were up 6% (cc) and generated USD 13.8 billion or 24% of Group net sales.

Productivity: Efficiencies in procurement, Marketing & Sales and manufacturing

A consistent focus on enhancing productivity and simplifying processes across Group operations is critical to our long-term strategy, helping us to improve profitability and support reinvestment in the business. Ongoing productivity initiatives relate to procurement and resource allocation across the portfolio, as well as our manufacturing network and supporting infrastructure.

•
Procurement is an important source of savings. By leveraging our scale, implementing global category management and creating country Centers of Excellence in key markets, we generated savings of approximately USD 400 million in the fourth quarter and USD 1.3 billion in the full year.

•
We continued to optimize our Marketing & Sales function by reallocating resources and streamlining processes while investing in new launches for growth brands. In Pharmaceuticals, Marketing & Sales spend in constant currencies decreased as a percentage of net sales to 28.3% in the fourth quarter from 29.1% in the prior-year period, and to 26.6% for 2012 from 27.5% in 2011.

•
We continued to optimize our manufacturing footprint in the fourth quarter, bringing the total number of production sites that are in the process of being restructured or divested to 15. This has enabled us to reduce excess capacity and shift strategic production to technology competence centers. We recorded exceptional charges related to exits, impairment charges and inventory write-offs of USD 19 million in the fourth quarter and USD 68 million cumulatively for the year, bringing the total charges to USD 400 million cumulatively since the program began in the fourth quarter of 2010.

With Alcon, now fully integrated as the second largest division in the Novartis Group portfolio, we have realized merger-related cost synergies of approximately USD 370 million cumulatively, achieving our initial savings target one year ahead of time. In future quarters, we will not disclose Alcon synergies separately, but only in the total productivity performance described above. Alcon integration costs will continue to be charged as exceptional, but only for 2013.

Taken together, our productivity initiatives generated gross savings that contributed more than USD 780 million to operating income margin in the fourth quarter, allowing us to exceed our annual productivity target of 3.5% to 4.0% of net sales.

Quality: Strong progress with first OTC products available to US customers and Sandoz Broomfield site upgraded compliant status

Sandoz made significant strides in the remediation of quality issues at three North American sites under an FDA warning letter, and in the fourth quarter, announced that the FDA upgraded the compliance status of its Broomfield, Colorado site. The division is on track to meet its remediation commitments for the other two sites as well. While Sandoz initially slowed production to implement remediation activities, delivery performance across all sites has improved, and further improvements in service levels and output are expected as remediation progresses. Audits continue to be undertaken by health authorities across the Sandoz network without significant issue.

We also made progress in 2012 in the remediation of quality issues at the Consumer Health manufacturing facility in Lincoln, Nebraska. To meet the needs of patients and customers, we engaged third-party manufacturers to produce select OTC products (Excedrin, Lamisil and Triaminic), and first shipments were made to retail customers at the beginning of the fourth quarter. In the fourth quarter, these products were available to consumers in retail stores across the US. We expect to restart commercial production at Lincoln for a limited range of products in the first half of 2013.

In December, Alcon received an FDA Warning Letter following an inspection at the LenSx laser manufacturing site in Aliso Viejo, California. Alcon has responded in writing to the FDA and is committed to addressing these observations and collaborating with the Agency to ensure that they are fully resolved. The items noted in the Warning Letter do not affect the safety or effectiveness of the LenSx laser, or impact our ability to sell the product. Global LenSx related sales (including disposables) amounted to less than USD 100 million.

In total, there were 264 health authority inspections across the global Novartis network in 2012, 56 of which were conducted by the FDA, and the majority of these were assessed as good or satisfactory. Quality will continue to be a high priority for all Novartis divisions in 2013.

Free cash flow

The sustainability of our strategy lies with the generation of cash flow that provides the resources for reinvestment and returns to shareholders. Cash flow is driven by a continued focus on the cash conversion cycle and operational cash flow improvements.

The free cash flow of USD 11.4 billion was USD 1.1 billion lower than in the prior-year period mainly due to higher investments in property, plant equipment of USD 2.7 billion (2011: USD 2.2 billion) and lower divestment proceeds which amounted to USD 0.5 billion (2011: USD 0.8 billion).

Capital allocation and net debt

Strong cash flows and a sound capital allocation policy have allowed Novartis to focus on driving innovation, growth and productivity across its diversified healthcare portfolio while keeping its double-A rating as a reflection of financial strength. Retaining a good balance between attractive shareholder returns (primarily through a strong and growing dividend), investment in the business and a strong balance sheet will remain a priority in the future.

As of December 31, 2012, net debt decreased to USD 11.6 billion, compared to USD 15.2 billion at December 31, 2011. The total gross short and long term debt of USD 19.7 billion at December 31, 2012 was USD 0.5 billion less than the prior year-end level of USD 20.2 billion. As a result of the strong cash flow generation, the Group liquidity increased to USD 8.1 billion from USD 5.1 billion even after repayment of the CHF 700 million bond that matured in 2012. In the third quarter, Novartis took advantage of the low interest rate environment and issued USD 2.0 billion of bonds to refinance existing short- and long-term indebtedness.

The long-term credit rating for the company continues to be double-A (Moody’s Aa2; Standard & Poor’s AA-; Fitch AA).

2013 Group outlook
(Barring unforeseen events)

Group constant currency net sales in 2013 are expected to be in line with 2012, after absorbing the impact of generic competition, which could amount to as much as USD 3.5 billion. Excluding the impact of generic competition, Group net sales would grow at least in mid-single digits in 2013. Our expected reported 2014 and 2015 sales growth rate in constant currencies should be at least mid-single digit, as the Group’s exposure to generic competition in 2014-2015 declines to approximately 2-3% of total revenues.

Group core operating income in constant currencies is expected to decline in 2013 in mid-single digits as a result of generic competition and continued investment in an unprecedented number of launches. Core operating income (excluding patent expirations) is expected to grow ahead of underlying sales in 2013. Core operating income is expected to grow ahead of sales in the two subsequent years.

From a divisional perspective for 2013 we expect constant currency sales performance as follows:

•	Pharmaceuticals: low-single digit decline (mid-to-high single digit growth excluding generic competition);
•	Alcon, Sandoz, Vaccines and Diagnostics: mid-to-high single digit increase;
•	Consumer Health: high-single digit increase.

The outlook takes into account required 2012 restatement as a result of adopting from January 1, 2013 the new IFRS change in pension accounting which results in approximately USD 80 million per quarter increase in pre-tax Corporate costs (USD 310 million for 2012).

Annual General Meeting

Dividend proposal
The Board proposes a dividend payment of CHF 2.30 per share for 2012, up 2% from CHF 2.25 per share in 2011, representing the 16th consecutive dividend increase since the creation of Novartis in December 1996. Shareholders will vote on this proposal at the 2012 Annual General Meeting (AGM) scheduled for February 22, 2013. The payout ratio as a percentage of net income is expected to decrease from 66 % to 65%.

Election of members to the Novartis Board of Directors
The Novartis Board of Directors has regretfully accepted the decision of Dr. Daniel Vasella not to stand for re-election at the upcoming AGM; Dr. Vasella will be nominated Honorary Chairman of the Board. Dr. Vasella’s decision follows a distinguished career leading the company, serving as CEO of Novartis from 1996 to 2010 and as Chairman of the Novartis Board of Directors from 1999 to 2013. Dr. Vasella successfully transformed the business portfolio to focus on healthcare, built a world-leading research organization, strong leadership team, and a reputation that is among the best in the industry and beyond.

Dr. Jörg Reinhardt is nominated to become a member of the Novartis Board of Directors for election at the upcoming AGM, and once elected to become Chairman of the Board, effective August 1, 2013. During the transition period, current Vice-Chairman Prof. Dr. Ulrich Lehner will lead the Board on an ad interim basis.

Dr. Verena Briner, Dr. Charles Sawyers and William Winters are also proposed to become members of the Novartis Board of Directors for election at the AGM. Marjorie Yang has taken the decision not to stand for re-election as announced last year. Ms. Yang joined the Novartis Board in 2007.

Dr. Jörg Reinhardt graduated with a Ph.D. in pharmaceutical sciences from Saarland University, Saarbruecken, Germany. He joined Sandoz Pharma Ltd in 1982 and held positions of increasing responsibility in R&D for the company in Switzerland. In 1994, he was named Head of Development for Sandoz Pharma Ltd. After the merger that created Novartis in 1996, Dr. Reinhardt became Head of Preclinical Development and Project Management for Novartis, and assumed the position of Head of Pharmaceutical Development in 1999. From 2006 to 2008, he served as Head of the Vaccines and Diagnostics Division. In 2008, he became Chief Operating Officer of the Novartis Group, a position he held until January 31, 2010. From 2000 to 2010, Dr. Reinhardt also served as Chairman of the Board of the Genomics Institute of the Novartis Foundation in the US. Since August 15, 2010, Dr. Reinhardt has been Chairman of the Board of Management of Bayer HealthCare AG and Chairman of the Bayer HealthCare Executive Committee. If elected, he would step down from these positions at Bayer prior to August 1, 2013. Since April 2012, Dr. Reinhardt has also been a member of the Board of Directors of Lonza Group Ltd, Basel. Furthermore, he is a member of the Council of the International Federation of Pharmaceutical Manufacturers and Associations (IFPMA). Dr. Reinhardt was born in 1956. He is a German citizen.

Dr. Verena A. Briner is Professor of Internal Medicine at the University of Basel and Chief Medical Officer and Head of the Department of Medicine of the Lucerne Cantonal Hospital, Switzerland. She obtained her M.D. degree at the Medical School of the University of Basel in 1978 and completed residencies in several Swiss hospitals as well as at the Health Sciences Center of the University of Colorado, Denver, US. She holds a specialized degree of the Swiss Medical Association in Internal Medicine and in Nephrology and is a member and a past president of the Swiss Society of Internal Medicine. She has received several prestigious scholarships and scientific grants, including the President’s Grant of the Society of General Internal Medicine in 2011. Dr. Briner is an internationally recognized specialist in internal medicine and a prolific researcher. She is member of several medical and ethical institutions and commissions, including the Board of the Foundation for the Development of Internal Medicine in Europe, the Senate and the Board of the Swiss Academy of Medical Sciences and the sounding group of the Centre for Technology Assessment TA-SWISS for personalized medicine. She is an honorary fellow of the American College of Physicians, the European Federation of Internal Medicine, the Polish Association of Internal Medicine and the Swiss Society of General Internal Medicine. Dr. Briner was born in 1951. She is a Swiss citizen.

Dr. Charles L. Sawyers is Chair of the Human Oncology and Pathogenesis Program at Memorial Sloan-Kettering Cancer Center in New York, US, and Professor of Medicine and of Cell and Developmental Biology at the Graduate School of Medical Sciences at Weill-Cornell University, US. He is also an Investigator of the Howard Hughes Medical Institute, Maryland, US. He obtained his M.D. degree at the Johns Hopkins School of Medicine, completed his residency in Internal Medicine at the University of California in San Francisco, US, and his hematology-oncology fellowship training at the University of California in Los Angeles, US. Dr. Sawyers is an internationally acclaimed cancer researcher. His research has focused on characterizing signal transduction pathway abnormalities in various cancers, including chronic myeloid leukemia and prostate cancer, and developing molecularly targeted cancer drugs for both diseases. In particular, he co-developed Novartis’ targeted cancer drug, Gleevec/Glivec. Prior to joining Memorial Sloan-Kettering Cancer Center in 2006, he worked at Jonsson Comprehensive Cancer Center of the University of California, Los Angeles, US, for nearly 18 years. Dr. Sawyers has received numerous honors and awards, including the Lasker-DeBakey Clinical Medical Research Award, often considered America’s Nobel Prize, in 2009. He is past President of the American Society for Clinical Investigation, President-Elect of the American Association of Cancer Research and serves on President Obama’s National Cancer Advisory Board.  He is a member of the US National Academy of Sciences and Institute of Medicine. Dr. Sawyers was born in 1959. He is a US citizen.

William T. Winters is CEO and Chairman of Renshaw Bay, London, an alternative asset management and advisory company founded in partnership with Mr. Johann Rupert's Reinet Investments and Lord Jacob Rothschild's RIT Capital Partners. He was a member of the UK Independent Commission on Banking which made its recommendations to the Government on the structure of the UK financial industry in September 2011. He recently completed a review which was presented to the Court of the Bank of England in October 2012, covering the Bank’s framework for providing liquidity to the banking system as a whole. Mr. Winters left JPMorgan in 2010, having served as the Co-CEO of the JPMorgan Investment Bank since 2003. He had joint responsibility for the firm’s global businesses across sales, trading, research, capital raising, lending and associated risk management. Having joined JPMorgan in 1983, he held management roles across several market areas and in corporate finance. He moved from New York to London in 1992. Mr. Winters received an MBA from the Wharton School at the University of Pennsylvania and a Bachelor’s degree in International Relations from Colgate University. He is a member of the Boards of the International Rescue Committee, Colgate University, the Young Vic Theatre and The Print Room. Mr. Winters was born in 1961. He is a dual UK/US citizen.

Consultative vote on the Novartis compensation system
In order to further align with the interests of shareholders and to foster long-term value creation, the Board of Directors proposes to introduce changes to the compensation system for the CEO and the other members of the Executive Committee as from January 1, 2014. Consistent with the Articles of Incorporation of Novartis AG, the upcoming Annual General Meeting 2013 will thus provide shareholders an opportunity to express their views on the compensation system of Novartis through a consultative vote.

Summary Financial Performance

Group
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	14 828	14 781	0	2	56 673	58 566	-3	0
Operating income	2 481	1 317	88	94	11 511	10 998	5	8
As % of net sales	16.7	8.9			20.3	18.8
Core operating income	3 674	3 550	3	5	15 160	15 909	-5	-2
As % of net sales	24.8	24.0			26.7	27.2

Pharmaceuticals
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 276	8 313	0	1	32 153	32 508	-1	2
Operating income	1 924	825	133	141	9 598	8 296	16	19
As % of net sales	23.2	9.9			29.9	25.5
Core operating income	2 281	2 289	0	1	10 213	10 040	2	5
As % of net sales	27.6	27.5			31.8	30.9

Alcon
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 576	2 425	6	8	10 225	9 958	3	5
Operating income	323	236	37	43	1 465	1 472	0	6
As % of net sales	12.5	9.7			14.3	14.8
Core operating income	899	796	13	15	3 698	3 492	6	9
As % of net sales	34.9	32.8			36.2	35.1

Sandoz
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 387	2 294	4	6	8 702	9 473	-8	-4
Operating income	284	394	-28	-29	1 091	1 422	-23	-24
As % of net sales	11.9	17.2			12.5	15.0
Core operating income	414	408	1	1	1 503	1 921	-22	-21
As % of net sales	17.3	17.8			17.3	20.3

Vaccines and Diagnostics
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	628	671	-6	-5	1 858	1 996	-7	-4
Operating income/loss	41	42	-2	-8	-250	-249	0	13
As % of net sales	6.5	6.3			-13.5	-12.5
Core operating income/loss	99	101	-2	-5	-75	135	nm	nm
As % of net sales	15.8	15.1			-4.0	6.8
nm – not meaningful

Consumer Health
	Q4 2012	Q4 2011	% change		FY 2012	FY 2011	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	961	1 078	-11	-10	3 735	4 631	-19	-16
Operating income/loss	-12	27	nm	nm	48	727	-93	-89
As % of net sales	-1.2	2.5			1.3	15.7
Core operating income	23	166	-86	-84	159	873	-82	-78
As % of net sales	2.4	15.4			4.3	18.9
nm – not meaningful

Our 2012 Annual Report as well as a condensed financial report with the information listed in the index below can be found on our website at http://www.novartis.com/investors/financial-results/quarterly-results-q4-2012.shtml.

Novartis Q4 and FY 2012 Condensed Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements that can be identified by terminology such as “expected”, “proposed”, “momentum”, “positive CHMP opinion”, ”pipeline”, “anticipates”, “potential”, “outlook”, “expects”, “could”, “anticipate”, ”priorities”, “will”, “recommended”, “positive opinion”, “submission”, “submitted”, “plans”, “due to initiate”, “promise”, “strategy”, “future”, “on track”, “expect”, “committed,” “unforeseen events”, “would”, “should”, “filing,” “filed,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential outcomes of our efforts to improve the quality standards at any or all of our manufacturing sites; or regarding potential future sales or earnings of the Group or any of its divisions in the near- and long-term; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the Group will be successful in its efforts to improve the quality standards at any or all of our manufacturing sites, or that we will succeed in restoring or maintaining production at any particular sites. Neither can there be any guarantee that the Group, or any of its divisions, will achieve any particular financial results, either in the near-term or in the long-term. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection on key products which commenced last year and will continue this year; unexpected product manufacturing and quality issues, including the potential outcomes of our efforts at the Sandoz and Alcon sites that are subject to Warning Letters, and with respect to our efforts to restart production of products formerly produced at the Consumer Health manufacturing facility at Lincoln, Nebraska; government, industry, and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; competition in general; uncertainties regarding the effects of the ongoing global financial and economic crisis, including the financial troubles in certain Eurozone countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties necessarily involved in long-term financial projections; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2012, the Group achieved net sales of USD 56.7 billion, while R&D throughout the Group amounted to approximately USD 9.3 billion (USD 9.1 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 128,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Novartis has issued its Annual Report today, and it is available on its website at www.novartis.com. Novartis will also today file its annual report on Form 20-F with the US Securities and Exchange Commission, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contain our complete audited financial statements, free of charge, upon request.

Important dates
February 22, 2013                                   Annual General Meeting
April 24, 2013                                          First quarter results 2013
July 17, 2013                                           Second quarter results 2013
October 22, 2013                                    Third quarter results 2013